UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         Post-Effective Amendment No. 1

                                       to

                                   FORM 10-SB




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          TRANSAMERICAN HOLDINGS, INC.
                 -----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                      NEVADA                               77-0434471
         ---------------------------------            ---------------------
         (State or other jurisdiction of                (I.R.S. Employer
          Incorporation or organization)               Identification No.)



  9601 Wilshire Boulevard, Suite 620, Beverly Hills, California     90210
  --------------------------------------------------------------  ----------
             (Address of Principal Executive Offices)             (Zip Code)


                                 (310) 271-4159
                                ----------------
                                Telephone Number


      Securities to be registered under Section 12(b) of the Exchange Act:

                                      None.

             Securities to be registered under Section 12(g) of the
                                 Exchange Act:


                         Common Stock, $0.001 par value
                         ------------------------------
                                (Title of class)

                                TABLE OF CONTENTS



                                     PART I                                 Page

Item 1.    Description of Business.............................................1

Item 2.    Plan of Operation...................................................4

Item 3.    Description of Property.............................................8

Item 4.    Security Ownership of Certain Beneficial Owners and
           Management..........................................................8

Item 5.    Directors, Executive Officers, Promoters and Control
           Persons.............................................................9

Item 6.    Executive Compensation.............................................11

Item 7.    Certain Relationships and Related
           Transactions.......................................................12

Item 8.    Description of Securities..........................................12

                                     PART II

Item 1.    Market for Common Equities and Related Stockholder
           Matters............................................................14

Item 2.    Legal Proceedings..................................................16

Item 3.    Changes in and Disagreements with Accountants......................16

Item 4.    Recent Sales of Unregistered Securities............................16

Item 5.    Indemnification of Directors and Officers..........................19

                                    PART F/S

Financial  Statements.....................................................20/F-1

Table of Contents.........................................................20/F-1

                                    PART III

Item 1.    Index to Exhibits..................................................21

Signatures ...................................................................21

                                     PART I

Item 1. Description of Business

     TransAmerican Holdings, Inc. (the "Company") was incorporated under the name Health Research, Ltd., on July 22, 1996, under the laws of the State of Nevada to engage in any lawful corporate activity, including, but not limited to, selected mergers and acquisitions.

     The Company initially issued 5,000 shares of its no par value common stock for $5,000 in cash. The Company has amended its Articles of Incorporation to change its authorized capitalization to 100,000,000 shares of common stock, $0.001 par value. (See Notes to Financial Statements: Note 4-Stockholders' Equity). No preferred shares are currently authorized.

     The Company has been in the developmental stage and was inactive until November 1999, at which time the current management became involved. On November 15, 1999, the Company changed its name to TransAmerican Holdings, Inc.

     The sole purpose of the Company at this time has been to raise capital and to locate and acquire a private on-going business. Although the Company and its management are expending significant time and activities towards identifying possible business opportunities, the Company may still be defined as a "blank check" company under current regulatory guidelines.

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     In addition, the Company is filing this registration statement to enhance investor protection and to provide information. On December 11, 1997, the National Association of Securities Dealers, Inc. (NASD) announced that its Board of Governors had approved a series of proposed changes for the Over The Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which were approved by the Securities and Exchange Commission on January 4, 1999 allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for a phase-in period for those securities already quoted on the OTC Bulletin Board.

Risk Factors

     The Company's business is subject to certain risk factors, including the following:

1. The Company's Lack Of Operating History Will Result In Continued Losses Until A Business Combination Can Be Completed. The Company has had no operating history nor any revenues or earnings from operations. The Company will sustain operating expenses without corresponding revenues, at least until the consummation of a business combination which will result in the Company continuing to incur a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

2. The Company's Success Is Dependent Upon The Management Of A Business To Be Acquired. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. When the Company completes a business combination, the success of the acquired company's operations will be dependent upon management of the acquired company and numerous other factors.

3. There Is Strong Competition For Business Opportunities. The Company is and will continue to be a participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established entities, including venture capital firms, are also active in mergers and acquisitions of companies and such entities may have greater financial resources, technical expertise and managerial capabilities and, consequently, the Company will be at a competitive disadvantage. The Company will also compete in seeking merger or acquisition candidates with other small public companies.

4. Reporting Requirements May Delay Or Preclude Acquisitions. Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

5. Lack Of Diversification May Be Adverse To The Company. Because of limited initial resources at this time, the Company may only be able to participate in one potential business acquisition. This lack of diversification may not permit the Company to offset potential losses from one venture against gains from another.

6. If The Company Were To Be Classified As An Investment Company, Regulatory And Compliance Costs Will Be Significantly Greater. Although the Company will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The

     Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

7. A Policy Of No Change In Control And Management May Limit Business Opportunities. A business combination involving the issuance of the Company's Common Shares will result in shareholders of a private company obtaining an interest in the Company. The Company, however, does not expect to enter into any business combination which would require management of the Company to sell or transfer all or a portion of the Company's Common
     Shares held by them, resign as members of the Board of Directors of the Company, or otherwise result in change in control of the Company. This policy may limit the number of business opportunities the Company will consider.

8. A Reduction of Percentage Share Ownership May Result Following A Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which may result in the Company issuing securities to shareholders of any private company. The Company does not contemplate the issuance of previously authorized and unissued Common Shares of the Company which would result in reduction in percentage of shares owned by present and prospective shareholders of the Company that may result in a change in control or management of the Company.

9. A Blank Check Offering Has Disadvantages. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company.

10. Taxation May Be A Material Factor In Any Business Combination. Federal and state tax consequences will be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

11. Requirement Of Audited Financial Statements May Disqualify Some Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

12. Dilution. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

13. A Limited Trading Market May Adversely Affect The Company's Ability To Complete Acquisitions. There is a limited trading market for the Company's common stock at present. An active trading market may or may not develop.


Item 2. Plan Of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in a business that generates revenues in exchange for its securities. The Company has identified potential business opportunities and has entered into preliminary discussions. However, the Company has not entered into any agreement or understanding as of the date of this registration statement.

     The officers of the Company are devoting 100% of their time to Company activities. The officers of the Company have agreed to allocate such time without salary. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

General Business Plan

     The Company's purpose is to seek and acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of an Issuer who has complied with the 1934 Act. In its search for a business opportunity, the Company will not restrict its selection to any specific business, industry, or geographical location and the Company may participate in a business venture of any kind or nature. This discussion of the proposed business is purposefully general and is not meant to restrict the Company's unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may presently be able to participate in only one potential business venture because the Company has nominal assets. See "Item F/S - Financial Statements."

     Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of an issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.

     Management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire an interest in an issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunity will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing and filing required reports or Form 8-K, 10-K or 10-KSB, agreements and related reports and documents. The 1934 Act specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the filings relevant to complying with the 1934 Act.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company. Management intends to concentrate on identifying prospective business opportunities, which may be brought to its attention through present associations with the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company will rely upon their own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes. However, if the Company does retain such outside consultant or advisor, any cash fee will be paid by the prospective or acquisition candidate. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. In addition, the Company has issued shares of common stock in private placements and may issue additional shares prior to the acquisition of a business opportunity.

Acquisition Of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition. The issuance of substantial additional securities and their potential sale into a trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, will visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other investigative measures as the Company's management may deem necessary. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with management of the target company are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company depending upon, among other things, the target company's assets and liabilities. The percentage ownership may be subject to reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company is expected to have a dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Generally, such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be rescinded, at the discretion of the present management of the Company. If such transaction is rescinded, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

     To assist in the acquisition of a business opportunity, the Company may hire consultants, attorneys or accountants as it deems appropriate. The Company will retain the services of these consultants, attorneys and accountants from time to time on an "as needed" basis. There is no prior arrangement or understanding regarding the engagement of any particular consultant for future services.

Investment Company Act Of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 under Regulation 3a-2 thereto.

The Securities Enforcement and Penny Stock Reform Act of 1990

     The Securities Enforcement and Penny Stock Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with that market.

Lock-Up Agreement

     The Chairman of the Board and the President of the Company have executed and delivered a "lock-up" letter agreement affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has entered into a merger or acquisition agreement, or the Company is no longer classified as a "blank check" company, whichever first occurs.

Item 3. Description Of Property

The Company does not own any real property and at this time has no agreement to acquire any real property.

     The Company presently leases, under a sublease agreement, an approximately 3,080 square foot office space at 9601 Wilshire Boulevard, Suite 620, Beverly Hills, CA 90210. The lease expires June 30, 2004. The monthly rent for the office space is $8,500. The Company believes that this arrangement will meet the Company's needs for the foreseeable future.


Item 4. Security Ownership Of Certain Beneficial Owners And Management

     (a)  Security Ownership of Certain Beneficial Owners

     The following table sets forth the security and beneficial ownership for each class of equity securities of the Company beneficially owned by all directors and officers of the Company.



 Title of Class          Name and Address of           Number of Shares        Percent
                           Beneficial Owner           Beneficially Owned     of Class (1)
---------------    -------------------------------   --------------------   -------------
Common             Najib E. Choufani                       9,200,000            56.24%
                   9601 Wilshire Blvd, Suite 620
                   Beverly Hills, CA 90210

Common             Michael Savage                            200,000*            1.22%
                   9601 Wilshire Blvd, Suite 620
                   Beverly Hills, CA 90210

Common             Fred E. Tannous                               -0-               -0-
                   9601 Wilshire Blvd, Suite 620
                   Beverly Hills, CA 90210


Common             All directors and officers              9,400,000            57.46%
                   as a group (3 persons)


----------------------------
*  Beneficial ownership.

     (b)  Security Ownership of Management

                         Name and Address of           Number of Shares        Percent
 Title of Class            Beneficial Owner           Beneficially Owned     of Class (1)
---------------    -------------------------------    -------------------    ------------

Common             Najib E. Choufani                       9,200,000            56.24%
                   9601 Wilshire Blvd, Suite 620
                   Beverly Hills, CA 90210

Common             Michael Savage                            200,000             1.22%
                   9601 Wilshire Blvd, Suite 620
                   Beverly Hills, CA 90210

Common             Fred E. Tannous                               -0-               -0-
                   9601 Wilshire Blvd, Suite 620
                   Beverly Hills, CA 90210

Common             All directors and officers              9,400,000            57.46%
                   as a group (3 persons)


(1) Percent of class is based on 16,359,090 shares of Common Stock issued and outstanding as of June 30, 2000. The total of the Company's outstanding Common Shares are held by 65 persons.


Item 5. Directors, Executive Officers, Promoters and Control Persons.

           The following table sets forth certain information with respect to the only promoters, directors and executive officers of the Company:

                 Name                 Age              Position
           ------------------         ---     ------------------------------
           Najib E. Choufani          59      Chairman and Sec/Treas.
           Michael Savage             78      President/Secretary/Director
           Fred E. Tannous            34      Director

     The above-listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. Mr. Tannous is a son-in-law of Mr. Choufani. Except for said relationship, there is no family relationship between any other executive officer and director of the Company.

     Messrs. Choufani, Savage and Tannous may be considered promotors of the Company as defined under the Securities Act of 1933.

Resumes

Najib E. Choufani. Mr. Choufani has been Secretary, Treasurer and Chairman of the Board of TransAmerican Holdings, Inc. since January 2000. He is also President and Director of Uni Financial Group, Inc. as well as Nagimo, Ltd., an international advisory and financial services firm located in London, and its U.S. subsidiary, Nagimo America, Inc. He has over 30 years of experience in international business transactions including commercial banking, insurance, construction, and contract negotiations. During the past eight years, Mr. Choufani was successful in structuring, negotiating and promoting 14 transactions amounting to over $230 million with royal dignitaries and businessmen from Kuwait, Saudi Arabia and the United Arab Emirates (UAE). From 1989 to 1991, he was Chairman and General Manager of Euromed Bank, a commercial bank associated with Credit Lyonnais of France, located in Lebanon. From 1982 to 1989, he was Chairman and General Manager of Prosperity Bank of Lebanon, S.A.L., also located in Lebanon. During this period, Mr. Choufani was successful in developing strategic relationships with banks, business associates and wealthy individuals from the Gulf Region to attract over $100 million in deposits. In his banking capacity, he was extensively involved in various aspects of monetary policy and banking affairs as well as advising on economic policy. From 1979 to 1991, Mr. Choufani was President of Oriental Insurance & Reinsurance Co., S.A.L. where he was successful in growing the company by over 300% to become one of the most successful local insurance underwriter with an asset base of approximately $50 million. In addition to being the sole representative for Lebanon and the entire Middle East of Iran Insurance Co., Mr. Choufani was the representative responsible for structuring a $500 million multi-year development project between the Lebanese government and China Harbours Engineering Co. for the construction of a wide-range harbor in Lebanon. Mr. Choufani holds a Bachelors degree from Cairo University.

Michael Savage. Mr. Savage has been President, Chief Executive Officer and Director of TransAmerican Holdings since January 2000. For over fifty years, he has been active in various aspects of finance. His experience includes the pioneering of the equipment leasing business through his founding of General Leasing Corporation in 1952. In 1960, Mr. Savage founded and was President and Chief Executive Officer of Capital Reserve Corporation, a financial services company traded on the American Stock Exchange. He has lectured extensively to various business groups on the topic of equipment leasing, marketing and design development topics. Mr. Savage has consistently undertaken curricula in business, architecture, and psychology at the University of Southern California and University of California at Los Angeles since 1947.

Fred E. Tannous. Mr. Tannous has been a Director of the TransAmerican Holdings, Inc. since November, 1999. He is currently Manager of Investment Analyst
Activities at DirecTV, a subsidiary of Hughes Electronics Corporation.. From 1996 until October 1999, he served as Treasurer and Chief Financial Officer of Colorado Casino Resorts, Inc, a publicly-traded company with hotel and casino operations in Colorado. He was instrumental in creating its public status and raising over $25 million in private equity and nearly $40 million in debt financing to fund the development of its latest $25 casino project. From 1994 to 1996, he was Managing Director of F.E. Tannous & Co. Investment Management Group in Beverly Hills, California where he managed private equity funds. Mr. Tannous consulted extensively to start-up Internet and technology ventures by developing business plans, generating pro-forma financials, advising on business strategy and capital structure, and raising capital through private placements and public offerings. Mr. Tannous received an MBA in finance and accounting from the University of Chicago Graduate School of Business. He also holds a Masters and Bachelors degree in Electrical Engineering in from the University of Southern California.

Previous Blank Check Companies - Current Blank Check Companies

     Other than Mr. Tannous, the officers and directors of the Company have not been officers or directors in any other blank check companies. Fred Tannous, a director of the Company, is a principal shareholder, President and a director of Centurion Communications Corporation ("Centurion"), a blank check company. The initial business purpose of Centurion is to engage in a business combination with an unidentified company or companies. Until completion of a business combination, Centurion will be classified as a blank check.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities. There are possible inherent conflicts of interest in their acting as officers and directors of the Company.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director.

     If the Company or companies in which the officers and directors are affiliated with desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


Item 6. Executive Compensation

     None of the Company's officers and/or directors receive any salary for their respective services rendered unto the Company, nor have they received such salaries in the past. They all have agreed to act without salary until authorized by the Board of Directors, which is not expected to occur until the

Company has generated revenues from operations after consummation of a merger or acquisition.

     The Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


Item 7. Certain Relationships and Related Transactions

     There have been no related party transactions or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.


Item 8. Description of Securities

     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. There are 16,359,090 shares of Common Stock issued and outstanding as of June 30, 2000. No shares of Preferred Stock are authorized at this time.

Common Stock

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

Blue Sky Consideration

     A number of states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Some states prohibit the initial offer and sale as well as any subsequent resale of securities of these type of companies to residents of their states. In such an event, the shareholders of the Company, as well as the shareholders of any target company, may be limited in their ability to resell shares of the Company. To the best knowledge of the Company, the following states may have such limitations: Connecticut, Georgia, Oregon, Washington, and Florida. This list is not exhaustive and a significant number of other states may also have such limitations.

     Several states may permit secondary market sales of the Company's securities once or after certain financial and other information with respect to the Company is published in a recognized securities manual such as Standard & Poor's Corporation Records or pursuant to exemptions applicable to certain investors. However, because the Company is a "blank check" company, it may not be able to be listed in a recognized securities manual until after the consummation of the first business combination.

PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters

     (a)  Market Price.

     On or about June 11, 2000, the Company's Common Stock commenced trading on the NASDAQ "pink sheets" under the symbol "TAHI". There is only limited trading in the Company's Common Stock. The following table sets forth the range of high and low closing representative bid prices for the Company's Common Stock from June 11, 2000, through June 30, 2000 (as reported in the "pink sheets"), which represent inter-dealer prices, without retail mark-up, mark-down or commission and may not reflect actual transactions:

                Quarter Ended          High Bid        Low Bid
               ---------------        ----------       --------
                June 30, 2000           $2.56           $0.13


     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of

$750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be three market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

     For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 shareholders holding 100 shares or more.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b)  Holders

     As of June 30, 2000, there were 65 holders of the Company's Common Stock. In 1996, the Company issued 2,000,000, as adjusted for a 400 to 1 stock split, of its Common Shares for cash and in 1999 the Company issued an additional 9,200,000 shares for cash. In January 2000, 100,000 shares were issued for services rendered and in March 2000, 350,000 shares were issued for cash and services rendered. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

     In addition, between March 2000 and May 2000, the Company sold 2,660,000 shares to approximately 29 investors. All of the investors are residents of foreign countries. The shares were purchased for investment purposes. The shares were sold pursuant to a Regulation S exemption from registration. All of the stock certificates have been affixed with the appropriate legend restricting sales and transfers.

     As of the date of this registration statement, 1,900,000 shares of the Company's Common Stock held by non-affiliates are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

(c)  Dividends

     The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.   Legal Proceedings

     There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4.   Recent Sales of Unregistered Securities

(a)  Securities Sold

     The Company has sold and issued its securities during the three year period preceding the date of this registration statement. 2,000,000 shares and 9,200,000 shares of Common Stock of the Company were sold and issued on July 22, 1996 and November 1999, respectively. An additional 100,000 shares were issued in January 2000 for services rendered. All shares have been issued for investment purposes in "private transactions" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

     In addition, between March 2000 and May 2000, the Company sold 2,660,000 shares to approximately 29 investors. All of the investors are residents of foreign countries. The shares were purchased for investment purposes. The shares were sold pursuant to a Regulation S exemption from registration. All of the stock certificates have been affixed with the appropriate legend restricting sales and transfers.

           In summary, Rule 144 applies to affiliates (that is, control persons) and non-affiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Non-affiliates reselling restricted securities, as well as affiliates selling restricted or non-restricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in

Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

     (1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

     (2) When restricted securities are sold, generally there must be a one-year holding period.

     (3) When either restricted or non-restricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for re-sales by non-affiliates.

     (4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in
          Section 3(a)(38) of the 1934 Act.

     (5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

     (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

(b)  Underwriters and Other Purchasers

     There were no underwriters in connection with the sale and issuance of any securities.

     All of the shareholders have had a pre-existing personal or business relationship with the Company or its officers and directors. By reason of their business experience, each have been involved financially and by virtue of a time commitment in business projects with the officers of the Company. Further, each of the shareholders has established a pre-existing personal relationship with the officers and directors of the Company. The following are the names of the 65 shareholders of record as of June 30, 2000 and the number of shares purchased by each of them.

        Name                                                  Shares
        ------------------------------------------        -------------
        Uni Financial Group                                 9,200,000
        Patrick Moriarty                                    1,300,000
        Saad A Al Rossais                                   1,000,000
        Fiserv Correspondent Services                         625,000
        Hillcrest Capital Group                               600,000
        Hassan Osman                                          350,000
        Fahad Aljeraisy                                       300,000
        Tom Cardall                                           250,000

        Name                                                  Shares
        ------------------------------------------        -------------
        Hassan Osman                                          207,000
        Salim H. Alhasani                                     204,000
        Ali A. Alkhereiji                                     200,000
        Cede & Co                                             200,000
        G. Savage Mem. Found.                                 200,000
        Gene Stewart                                          200,000
        Preeppinder Hayne                                     150,000
        Kissar Limited                                        150,000
        Leonard Phillips                                      150,000
        Amine & Rima Khouzami                                 140,000
        Pierre Charro                                         112.000
        Favian Holdings Ltd                                   100,000
        Barrak A.M. Alateeqi                                   50,000
        Muna Jassim Aldossari                                  50,000
        Aloha Associates                                       50,000
        Hemisphere Holdings                                    50,000
        Saeed M. Bajuwaiber                                    40,000
        Maroun Charro                                          40,000
        Leyon Bouchikian                                       38,000
        Rolan El Khazaka                                       38,000
        Saleh M. Almeheleb                                     35,090
        Abdulkarim Aldrais                                     30,000
        John Jones                                             25,000
        Nancy Jones                                            25,000
        Saeed Z. Alamri                                        20,000
        Munira Jassim Aldossary                                20,000
        Khalid I. Almanee                                      20,000
        Ali M. Almuhaileb                                      20,000
        Sean Souleiman                                         20,000
        Jamal Elrifay                                          15,000
        Eihab Ahmed Mohamad Abounoufal                         10,000
        Randy Wright                                            5,000
        Steve Albaugh                                           4,000
        John Aldridge                                           4,000
        Bruce Briney                                            4,000
        Steve Brohm                                             4,000
        Eileen Buckley                                          4,000
        Herman Chitra                                           4,000
        Jonah Dietz                                             4,000
        Cliff Freeman                                           4,000
        Tim Graves                                              4,000
        David Hack                                              4,000
        Steve Hesse                                             4,000
        Chad Holtz                                              4,000
        Debbie Johnson                                          4,000
        Tom Lambert                                             4,000
        Francesca Lanham                                        4,000
        Mark Price                                              4,000
        Maureen Reading                                         4,000
        Bryon Rhodes                                            4,000
        Tim Rice                                                4,000
        Howard Smith                                            4,000
        Bruce Staggs                                            4,000
        Brett Verde                                             4,000
        Melany Wade                                             4,000

        Name                                                  Shares
        ------------------------------------------        -------------
        Raymond Willey                                          4,000
        Jennifer Worden                                         4,000

(c)  Consideration

     Except for 100,000 shares issued in January 2000 and 350,000 shares issued in March 2000 for services rendered, each of the shares of stock were sold for cash. Prior to the forward stock split, each shareholder paid $1.00 per share for the shares, the Company sold and issued 5,000 shares, and the aggregate consideration received by the Company was $5,000.00. On November 9, 1999, the Company issued 9,200,000 shares to Uni Financial Group, Inc. (of which the President is Najib E. Choufani the Company's Chairman of the Board) for $0.001 per share or an aggregate of $9,200.00.

(d)  Exemption from Registration Relied Upon

     The sale and issuance of the shares of stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. Each of the shareholders had acquired the shares for investment and not with a view to distribution to the public.


Item 5. Indemnification of Directors and Officers

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

TABLE OF CONTENTS

          *Independent Auditor's Report

          *Assets

          *Liabilities and Stockholders' Equity

          *Statement of Operations

          *Statement of Stockholders' Equity

          *Statement of Cash Flows

          *Notes To Financial Statements

-------------------------
* Previously filed

                                    PART III


Item 1.    Exhibit Index
                                                                      Sequential
No.                                                                     Page No.

(3)*  Articles of Incorporation and Bylaws

      3.1.1    Articles of Incorporation .................................

      3.1.2    Certificate of Amendment of Articles of Incorporation .....

      3.2      Bylaws ....................................................

(12)* Lock-Up Agreement

      12.1     Najib E. Choufani .........................................

      12.2     Michael Savage.............................................


(27)* Financial Data Schedule

      27.1     Financial Data Schedule ...................................


-------------------------
* Previously filed

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: August 23, 2000                        TRANSAMERICAN HOLDINGS, INC.


                                            /s/ MICHAEL SAVAGE
                                                -------------------------------
                                       By:      Michael Savage
                                       Its:     President